20014357

SEC
Mail Processing
Section

DEC 01 2020

Washington DC
415

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-20747 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2019 (MM/DD/YY) AND ENDING 09/30/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cape Securities Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

| McDonough | GA | 30253 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Cientro 646-226-9300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

| 2727 Paces Ferry Road SE, Bldg 2, Suite 1680 | Atlanta | GA | 30339-3054 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, James Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cape Securities Inc, as of September 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

JULIA A CONN NOTARY PUBLIC HENRY COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Cape Securities, Inc

Financial Statements

For the Year Ended September 30, 2020

With

Report of Independent Registered Public Accounting Firm

**Contents**
As of and for Year Ended September 30, 2020

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Cape Securities, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cape Securities, Inc. (the "Company") as of September 30, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

November 30, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Statement of Financial Condition
September 30, 2020

| | |
|---|---|
| **ASSETS** | |
| Cash | 225,567 |
| Commissions receivable | 96,024 |
| Clearing deposit | 100,000 |
| Due from clearing broker | 61,453 |
| Property and equipment, net of accumulated depreciation of $85,129 | 2,765 |
| Prepaid expenses | 1,156 |
| **TOTAL ASSETS** | 486,965 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| **LIABILITIES** | |
| Accounts payable and accrued expenses | $ 9,342 |
| Commissions payable | 168,458 |
| Accrued litigation and settlements | 26,897 |
| Due to related party | 131,295 |
| Deferred Revenue | 9,945 |
| **TOTAL LIABILITIES** | 345,936 |
| **Stockholder's Equity** | |
| Common stock, $1 par value, 1,500,000 shares authorized 230,000 shares issued and outstanding | 230,000 |
| Additional paid in capital | 335,360 |
| Retained earnings (deficit) | (424,331) |
| **TOTAL STOCKHOLDER'S EQUITY** | 141,029 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 486,965 |

See accompanying notes to financial statements

Statement of Operations
For the Year Ended September 30, 2020

| | |
|---|---|
| **REVENUE:** | |
| Commissions | $ 3,055,816 |
| Mutual fund fees | 611,443 |
| Private placements | 292,738 |
| Registered rep fee income | 55,447 |
| Margin interest income | 45,316 |
| Forgiveness of indebtedness - related party | 112,401 |
| Other income | 70,604 |
| Total revenue | 4,243,765 |
| **OPERATING EXPENSES:** | |
| Compensation and benefits | 3,503,745 |
| Clearance fees | 121,904 |
| Technology and communications | 183,712 |
| Occupancy and equipment | 87,930 |
| Other | 433,238 |
| Total expenses | 4,330,529 |
| **NET INCOME (LOSS)** | $ (86,764) |

See accompanying notes to financial statements

Statement of Changes in Stockholder's Equity
Year Ended September 30, 2020

| | Common Stock | Additional Paid in Capital | Retained Earnings (Deficit) | Stockholder's Equity |
|---|---|---|---|---|
| **Balance at October 1, 2019** | $230,000 | $335,360 | $(337,567) | $227,793 |
| Net Income (Loss) | | | $(86,764) | $(86,764) |
| **Balance at September 30, 2020** | $230,000 | $335,360 | $(424,331) | $141,029 |

See accompanying notes to financial statements

Statement of Cash Flows
Year Ended September 30, 2020

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net Income (Loss) | $ (86,764) |
| Adjustments to reconcile net income (loss) to net cash used by operating activities | |
| Depreciation expense | 15,952 |
| Changes in operating assets and liabilities | |
| Increase in commissions receivable | (5,505) |
| Increase in due from clearing broker | (54,399) |
| Decrease in accounts receivable | 15,586 |
| Decrease in due from related parties | 8,160 |
| Decrease in prepaid expenses | 41,992 |
| Decrease in Accounts payable and accrued expenses | (26,817) |
| Decrease in Commissions Payable | (75,056) |
| Increase in due to related party | 73,191 |
| Decrease in deferred revenue | (4,776) |
| Increase in accrued litigation and settlements | 1,897 |
| Net cash used by operating activities | (96,539) |
| **INVESTING ACTIVITIES:** | |
| Proceeds from sale of equipment | 402 |
| Net cash provided by financing activities | 402 |
| **NET DECREASE IN CASH** | (96,137) |
| **CASH AT BEGINNING OF YEAR** | 321,704 |
| **CASH AT END OF YEAR** | $ 225,567 |

Notes to Financial Statements
September 30, 2020

**NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization and Description of Business: The Company is a registered broker dealer organized under the laws of the state of North Carolina in 1985. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states. The Company's primary business is brokerage of investment securities.

Cash: The Company maintains its bank accounts in a high credit quality institution. Balances at times may exceed federally insured limits

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

Income Taxes: The Company has elected S corporation status whereby the income or losses of the Company flow through to and are taxable to its stockholder.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Commissions Receivable: The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Revenue Recognition:

Revenue from contracts with customers includes commission income, private placement revenue, and fees from customers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Mutual Funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. Marketing or distribution fees are paid over time (12B-1 fees) on the basis of a contractual rate applied to the monthly or quarterly market value of the fund. Revenue is recognized as these fees are earned in accordance with the underlying agreements.

Private placement revenue primarily consists of selling commissions and marketing allowance fees for the sale of interests in an offering. The Company recognizes private placement revenue upon the sale of each interest as this satisfies the only performance obligation Identified In accordance with this standard.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

**NOTE B - NET CAPITAL**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2020, the Company had net capital of $119,503 which was $96,441 more than its required net capital of $23,062 and the percentage of aggregate indebtedness to net capital was 289%.

**NOTE C - RELATED PARTIES**

The Company leases office premises from a related party for monthly rent payments that varied from $5,221 to $5,606 (total approximately $66,000) under an administrative services agreement. The related party landlord pays its landlord $8,033 (Oct-Dec 2019) and $8,625 (Jan -Sept 2020) monthly and is dependent upon the Company as well as other related entities to fund its lease commitment.

The Company has elected for all underlying classes of assets to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying assets that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with its short-term lease with a related party on a straight - line basis over the lease term.

Separately, the related party paid approximately $773,000 of payroll costs and approximately $93,000 of other costs incurred by the Company for which the related party was partially reimbursed by the Company pursuant to the administrative services agreement. A liability to the related party arising from the administrative services agreement of $112,401 was forgiven. This forgiveness of indebtedness is separately stated in the accompanying statement of operations.

In addition, effective September 2014, a related entity purchased two automobiles used by officers of the Company, under installment notes for which the related entity was dependent upon the Company for cash flow for the installment payments. As of June 30, 2020, both notes were paid in full.

The due to related party at September 30, 2020 of $131,295 arises from these arrangements.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

**NOTE D – FINANCIAL INSTRUMENTS**

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk: The Company is engaged in various trading and brokerage activities in which counterparties include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Notes to Financial Statements
September 30, 2020

**NOTE E – CLEARING BROKER & CLEARING AGREEMENTS**

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities, which is refundable to the company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable and funds on deposit in various accounts.

**NOTE F – CONTINGENCIES**

At September 30, 2020, the Company is engaged in four arbitrations with customers incurred in the normal course of business. At September 30, 2020, the Company has accrued $26,897 for the expected cost to litigate and settle the matters. It is reasonably possible that the eventual outcome of these matters could differ from the amount accrued and that difference could be material.

**NOTE G – Net Loss**

The Company incurred a loss for the year ended September 30, 2020. The Company's stockholder has represented that he intends to make capital contributions as needed to insure survival of the Company through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going- concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

## Cape Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of September 30, 2020

**SCHEDULE I**

| | |
|---|---|
| **TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ 141,029 |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Non-allowable assets: | |
| Property and equipment, net | (2,765) |
| Commissions receivable, net | (17,605) |
| Prepaid expenses | (1,156) |
| **NET CAPITAL** | $ 119,503 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required | $ 23,062 |
| Excess net capital | $ 96,441 |
| Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required | $ 84,909 |
| **AGGREGATE INDEBTEDNESS:** | |
| Liabilities | $ 345,936 |
| Percentage of aggregate indebtedness to net capital | 289.48% |

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA of Form X-17A-5 as of September 30, 2020.

See accompanying notes to financial statements

**SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

**SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Stockholder of
Cape Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Cape Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Cape Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions"); and, (2) Cape Securities, Inc. stated that Cape Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cape Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cape Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

November 30, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

**CAPE SECURITIES, INC.'S EXEMPTION REPORT**

Cape Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (ii) of the Rule.

The Company met the identified exemption provisions throughout the most recent fiscal year ended September 30, 2020 without exception.

Jim R. Webb, CEO
November 4, 2020